Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIOS

		Year Ended December 31,
	9/30/04	2003	2002	2001	2000	1999
	(dollars in thousands, except ratios)
Earnings:
Pre-tax income (loss)	$2,736	$17,899	$18,859	$21,366	$8,538	$(94,636)
Less: equity in affiliates	13	79	126	(616)	1,069	(600)

	2,723	17,820	18,733	21,982	7,469	(94,036)

Fixed Charges (1):
Interest expense, gross (2)	8,162	2,638	2,061	5,112	5,313	6,585
Interest portion of rent expense	1,979	2,661	1,902	1,062	920	949

a) Fixed charges	10,141	5,299	3,963	6,174	6,233	7,534

b) Earnings for ratio (3)	12,864	23,119	22,696	28,156	13,702	(86,502)

Ratios:
Earnings to fixed charges (b/a)	1.3	4.4	5.7	4.6	2.2	—

Deficit of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	(94,036)

(1)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.
(2)	Interest expense, gross includes amortization of prepaid debt fees and accretion of debt discount.
(3)	Earnings consist of income from continuing operations before income taxes plus fixed charges.